EMGOLD MINING CORPORATION

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212

03003790

February 10, 2003

VIA FEDERAL EXPRESS

United States Securities and Exchange Commission
Office of International Corporate Finance
450 5th Street, N.W.
Judiciary Plaza
Washington, D.C. U.S.A. 20549

SUPPL

03 FEB 11 AM 7:21

Dear Sirs/Mesdames:

Re: **Emgold Mining Corporation** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-3003
Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the TSX Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

EMGOLD MINING CORPORATION

Shannon Ross

Shannon M. Ross
Corporate Secretary

Enclosures

PROCESSED
MAR 03 2003
THOMSON
FINANCIAL

dlw 2/12

United States Sec Filing
February 10, 2003

Emgold Mining Corporation
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents *Required to be Made Public* pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

A. News Releases

1. Emgold Mining Corporation Announces Brokered Private Placement Financing – January 14, 2003

2. Emgold Increases Financing - January 22, 2003

3. Emgold Mining Corporation – Closes $587,500 Brokered Private Placement – December 20, 2002

4. Correction to December 20, 2002 News Release – December 23, 2002

B. Correspondence with BC Securities Commission

1. Material Change Report – November 29, 2002

2. Form 45-102F2 – December 20, 2002

3. Material Change Report – December 20, 2002

United States Sec Filing
February 10, 2003

Emgold Mining Corporation
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents *Required to be Made Public* pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

A. News Releases

1. Emgold Mining Corporation Announces Brokered Private Placement Financing – January 14, 2003
2. Emgold Increases Financing - January 22, 2003
3. Emgold Mining Corporation – Closes $587,500 Brokered Private Placement – December 20, 2002
4. Correction to December 20, 2002 News Release – December 23, 2002

B. Correspondence with BC Securities Commission

1. Material Change Report – November 29, 2002
2. Form 45-102F2 – December 20, 2002
3. Material Change Report – December 20, 2002

EMGOLD MINING CORPORATION

1400 – 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
www.emgold.com

January 14, 2003

Ticker Symbol: **EMR**-TSX Venture Exchange
SEC 12g3-2(b): 82-3003

EMGOLD MINING CORPORATION – ANNOUNCES BROKERED PRIVATE PLACEMENT FINANCING

Emgold Mining Corporation (EMR-TSX Venture) is pleased to announce it has entered into an agreement with Canaccord Capital Corporation ("Canaccord") by which Canaccord has agreed to act as agent on a commercially reasonable efforts basis to carry out a private placement of up to 2,222,222 units at a price of $0.45 per unit, for gross proceeds of up to $1,000,000. Each Unit is comprised of one common share in the capital of Emgold and one non-transferable share purchase warrant. Each share purchase warrant will entitle the holder to purchase one additional common share of Emgold for a period of one year from closing, at an exercise price of $0.55. Sprott Asset Management Inc. is the sole placee for the private placement and is doing so for investment purposes only. Upon closing Canaccord will receive a commission of 8% in cash, of which the agent may elect to be paid up to one half in Units, and will receive an administration fee. Canaccord will also receive 20% non-transferable Agent's Warrants exercisable for a period of one year from closing at an exercise price of $0.55.

All shares, warrants and any shares issued upon exercise of the warrants with respect to the private placement and the Agent's compensation are subject to a hold period and may not be traded for four months from closing, except as permitted by the *British Columbia Securities Act* and the Rules made thereunder and the TSX Venture Exchange.

Proceeds from the private placement will be used for the further development of the Idaho-Maryland Gold Property in Grass Valley, California including initiation of a surface diamond drilling program with associated permitting, administrative, legal, accounting and audit costs as well as for general corporate purposes and working capital. Based on the recommendations from the recent Technical Report prepared by AMEC E&C Services Ltd. Emgold will continue to work on geological interpretations in areas where historic information is available that have yet to be reviewed by the project team. Emgold is currently planning and applying for permits to complete a 15,000 to 20,000 foot diamond drill program to test near-surface high-grade exploration targets.

William J. Witte, P. Eng
President and CEO

For further information please contact:
William J. Witte, President and CEO
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll Free: 1-888-267-1400

No regulatory authority has approved or disapproved the information contained in this news release.

EMGOLD MINING CORPORATION

1400 – 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
www.emgold.com

January 22, 2003

Ticker Symbol: **EMR**-TSX Venture
SEC 12g3-2(b): 82-3003

EMGOLD INCREASES FINANCING

Emgold Mining Corporation (EMR-TSX Venture) is pleased to announce that the brokered private placement with Canaccord Capital Corporation, previously announced on January 14, 2003, has been increased from 2,222,222 units to 2,555,555 units at a price of $0.45 per unit, for gross proceeds of up to $1,150,000. One additional placee is participating in the financing. All other terms and conditions of the previously announced brokered private placement remain the same.

Proceeds from the private placement will be used for the further development of the Idaho-Maryland Gold Property in Grass Valley, California. These activities will include initiation of a 15,000 to 20,000 foot surface diamond drilling program to test near-surface high-grade exploration targets with associated permitting, administrative, legal, accounting and audit costs as well as for general corporate purposes and working capital. Based on the recommendations from the recent Technical Report prepared by AMEC E&C Services Ltd. Emgold will continue to work on geological interpretations in areas where historic information is available but have yet to be reviewed by the project team.

This financing is expected to close promptly upon receipt of regulatory approval.

William J. Witte, P. Eng.
President and CEO

For further information please contact:
William J. Witte, President and CEO
at the Lang Mining Group
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll Free: 1-888-267-1400

EMGOLD MINING CORPORATION

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.emgold.com

December 20, 2002

Ticker Symbol: **EMR**-cdnx
SEC 12g3-2(b): 82-3003

EMGOLD MINING CORPORATION – CLOSES $587,500 BROKERED PRIVATE PLACEMENT

Emgold Mining Corporation (EMR-TSX Venture) is pleased to announce the closing of a brokered private placement of 2,350,000 units at a price of $0.25 per unit, for gross proceeds of $587,500 on December 20, 2002. Each Unit is comprised of one flow-through common share and one non-transferable common share purchase warrant. Each whole share purchase warrant will entitle the holder to purchase one additional common share of Emgold until December 20, 2003, at an exercise price of $0.30.

Canaccord Capital Corporation received a cash commission of 8% and a non-transferable Broker Warrant exercisable to purchase 470,000 common shares of Emgold until December 20, 2003, at an exercise price of $0.30 per share.

The shares, share purchase warrants, Broker Warrant and any shares issued upon exercise of the share purchase warrants or Broker Warrant with respect to this private placement are subject to a four month hold period expiring April 21, 2003, and may not be traded except as permitted by the *British Columbia Securities Act* and the Rules made thereunder and the TSX Venture Exchange.

Proceeds from the private placement will be used for the further development of the Idaho-Maryland Gold Property in Grass Valley, California including property payments, administrative, legal, accounting and audit costs as well as for general corporate purposes and working capital. Emgold with AMEC E&C Services Ltd. are currently completing a scoping study to define a development plan including surface drilling and underground exploration and development programs for the Idaho-Maryland. Emgold is currently preparing applications for drilling permits to complete a 15,000 to 20,000 foot diamond drill program to test near surface exploration targets in the Eureka and Upper Idaho areas of the Idaho-Maryland.

William J. Witte, P. Eng.
President and CEO

Tel: (604) 687-4622 Fax: (604) 687-4212
Toll Free: 1-888-267-1400

EMGOLD MINING CORPORATION

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.emgold.com

December 23, 2002

Ticker Symbol: **EMR**-cdnx
SEC 12g3-2(b): 82-3003

CORRECTION TO DECEMBER 20, 2002 NEWS RELEASE

EMGOLD MINING CORPORATION – CLOSES $587,500 BROKERED PRIVATE PLACEMENT

Emgold Mining Corporation (EMR-TSX Venture) is pleased to announce the closing of a brokered private placement of 2,350,000 units at a price of $0.25 per unit, for gross proceeds of $587,500 on December 20, 2002. Each Unit is comprised of one ~~flow-through~~ common share and one non-transferable common share purchase warrant. Each whole share purchase warrant will entitle the holder to purchase one additional common share of Emgold until December 20, 2003, at an exercise price of $0.30.

Canaccord Capital Corporation received a cash commission of 8% and a non-transferable Broker Warrant exercisable to purchase 470,000 common shares of Emgold until December 20, 2003, at an exercise price of $0.30 per share.

The shares, share purchase warrants, Broker Warrant and any shares issued upon exercise of the share purchase warrants or Broker Warrant with respect to this private placement are subject to a four month hold period expiring April 21, 2003, and may not be traded except as permitted by the *British Columbia Securities Act* and the Rules made thereunder and the TSX Venture Exchange.

Proceeds from the private placement will be used for the further development of the Idaho-Maryland Gold Property in Grass Valley, California including property payments, administrative, legal, accounting and audit costs as well as for general corporate purposes and working capital. Emgold with AMEC E&C Services Ltd. are currently completing a scoping study to define a development plan including surface drilling and underground exploration and development programs for the Idaho-Maryland. Emgold is currently preparing applications for drilling permits to complete a 15,000 to 20,000 foot diamond drill program to test near surface exploration targets in the Eureka and Upper Idaho areas of the Idaho-Maryland.

William J. Witte, P. Eng.
President and CEO

Tel: (604) 687-4622 Fax: (604) 687-4212
Toll Free: 1-888-267-1400

BC FORM 53-901F
Form 25 (*Securities Act,* 1988 (Saskatchewan))
Form 26 (*Securities Act* (Newfoundland))
Form 27 (*Securities Act* (Nova Scotia))

Material Change Report
Under:
Section 85(1) of the *Securities Act* (British Columbia)
Section 118(1) of the *Securities Act* (Alberta)
Section 75(2) of the *Securities Act* (Ontario)
Section 81(2) of the *Securities Act* (Nova Scotia)
Section 76(2) of the *Securities Act* (Newfoundland)
Section 84 (1) of *Securities Act* (Saskatchewan)

Item 1 **Reporting Issuer**

Emgold Mining Corporation
1400 - 570 Granville Street
Vancouver, BC V6C 3P1

(the "Company")

Telephone: (604) 687-4622

Item 2. **Date of Material Change**

November 29, 2002

Item 3. **Press Release**

November 29, 2002

Item 4. **Summary of Material Change**

Emgold Announces Debt Conversion

Item 5. **Full Description of Material Change**

See attached press release

Item 6. **Reliance on Section 85(2) of the Act**

N/A

Item 7. **Omitted Information**

N/A

Item 8. **Senior Officers**

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

William J. Witte
President and Chief Executive Officer
1400 – 570 Granville Street
Vancouver, BC V6C 3P1

Telephone: (604) 687-4622

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

December 3rd, 2002
Date

"Shannon Ross" (signed)
Signature

Shannon Ross
Name

Secretary and Chief Financial Officer
Position

Vancouver, British Columbia
Place of Declaration

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

EMGOLD MINING CORPORATION

1400 – 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
www.emgold.com

November 29, 2002

Ticker Symbol: **EMR**-TSX Venture
SEC 12g3-2(b): 82-3003

EMGOLD ANNOUNCES DEBT CONVERSION

Emgold Mining Corporation (the "Company") is pleased to announce that it has reached agreement with Frank A. Lang and Lang Mining Corporation (collectively, "Lang") by which Lang will accept an approximate total of 3.95 million Series A First Preference Shares in full satisfaction of an aggregate $790,000 of indebtedness owing to Lang. The indebtedness arises from previous advances made by Lang over a prolonged period in providing financial support to Emgold. The debt conversion will be subject to regulatory approval.

The Series A First Preference Shares will rank in priority to Emgold's common shares and will be entitled to fixed cumulative preferential dividends at a rate of 7% per annum. The shares will be redeemable by the Company at any time on 30 days written notice at a redemption price of $0.20 per share, but are redeemable by the holder only out of funds available that are not in the Company's opinion otherwise required for the development of the Company's mineral property interests or to maintain a minimum of $2 million in working capital.

The Series A First Preference Shares will be convertible into common shares at any time at a ratio of one (1) common share for every four (4) Series A First Preference Shares. The shares also have attached a gold redemption feature by which holders may elect at the time of any proposed redemption to receive gold in specie valued at $300 (U.S.) per ounce in lieu of cash, provided the Company has on hand at the time gold in specie having an aggregate value of not less than the redemption amount.

The Series A First Preference Shares will be non-voting unless and until the Company fails for any period aggregating two years or more to pay dividends, in which case they will carry one (1) vote per share at all annual and special meetings of shareholders thereafter.

William J. Witte, P.Eng
President and Chief Executive Officer

For further information please contact:
William J. Witte, President and CEO
at the Lang Mining Group
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll Free: 1-888-267-1400

FORM 45-102F2

Certificate under Subsection 2.7(2) or (3) of Multilateral Instrument 45-102 Resale of Securities

Emgold Mining Corporation (the "Company") has distributed securities under a provision listed in Appendix E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 or Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on December 20, 2002, of private placement units consisting of an aggregate 2,350,000 common shares and 2,350,000 warrants to purchase up to an additional 2,350,000 common shares of the Company and Agent's Warrant to Canaccord Capital Corporation to purchase up to 470,000 common shares of the Company, the Company was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED at Vancouver this 20th day of December 2002.

Emgold Mining Corporation

By: "Shannon Ross"
Shannon Ross, Secretary

03 FEB 11 AM 7:21

BC FORM 53-901F
Form 25 (*Securities Act,* 1988 (Saskatchewan))
Form 26 (*Securities Act* (Newfoundland))
Form 27 (*Securities Act* (Nova Scotia))

Material Change Report
Under:
Section 85(1) of the *Securities Act* (British Columbia)
Section 118(1) of the *Securities Act* (Alberta)
Section 75(2) of the *Securities Act* (Ontario)
Section 81(2) of the *Securities Act* (Nova Scotia)
Section 76(2) of the *Securities Act* (Newfoundland)
Section 84 (1) of *Securities Act* (Saskatchewan)

Item 1 **Reporting Issuer**

Emgold Mining Corporation
1400 - 570 Granville Street
Vancouver, BC V6C 3P1

(the "Company")

Telephone: (604) 687-4622

Item 2. **Date of Material Change**

December 20, 2002

Item 3. **Press Release**

December 20, 2002 as amended December 23, 2002

Item 4. **Summary of Material Change**

Emgold Mining Corporation Closes Financing

Item 5. **Full Description of Material Change**

See attached press releases

Item 6. **Reliance on Section 85(2) of the Act**

N/A

Item 7. **Omitted Information**

N/A

Item 8. **Senior Officers**

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

William J. Witte
President and Chief Executive Officer
1400 – 570 Granville Street
Vancouver, BC V6C 3P1

Telephone: (604) 687-4622

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

December 23, 2002
Date

"William J. Witte" (signed)
Signature

William J. Witte
Name

President and CEO
Position

Vancouver, British Columbia
Place of Declaration

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

EMGOLD MINING CORPORATION
Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.emgold.com

December 20, 2002

Ticker Symbol: **EMR**-cdnx
SEC 12g3-2(b): 82-3003

EMGOLD MINING CORPORATION – CLOSES $587,500 BROKERED PRIVATE PLACEMENT

Emgold Mining Corporation (EMR-TSX Venture) is pleased to announce the closing of a brokered private placement of 2,350,000 units at a price of $0.25 per unit, for gross proceeds of $587,500 on December 20, 2002. Each Unit is comprised of one flow- through common share and one non-transferable common share purchase warrant. Each whole share purchase warrant will entitle the holder to purchase one additional common share of Emgold until December 20, 2003, at an exercise price of $0.30.

Canaccord Capital Corporation received a cash commission of 8% and a non-transferable Broker Warrant exercisable to purchase 470,000 common shares of Emgold until December 20, 2003, at an exercise price of $0.30 per share.

The shares, share purchase warrants, Broker Warrant and any shares issued upon exercise of the share purchase warrants or Broker Warrant with respect to this private placement are subject to a four month hold period expiring April 21, 2003, and may not be traded except as permitted by the *British Columbia Securities Act* and the Rules made thereunder and the TSX Venture Exchange.

Proceeds from the private placement will be used for the further development of the Idaho-Maryland Gold Property in Grass Valley, California including property payments, administrative, legal, accounting and audit costs as well as for general corporate purposes and working capital. Emgold with AMEC E&C Services Ltd. are currently completing a scoping study to define a development plan including surface drilling and underground exploration and development programs for the Idaho-Maryland. Emgold is currently preparing applications for drilling permits to complete a 15,000 to 20,000 foot diamond drill program to test near surface exploration targets in the Eureka and Upper Idaho areas of the Idaho-Maryland.

William J. Witte, P. Eng.
President and CEO

Tel: (604) 687-4622 Fax: (604) 687-4212
Toll Free: 1-888-267-1400

EMGOLD MINING CORPORATION
Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.emgold.com

December 23, 2002

Ticker Symbol: **EMR**-cdnx
SEC 12g3-2(b): 82-3003

CORRECTION TO DECEMBER 20, 2002 NEWS RELEASE

EMGOLD MINING CORPORATION – CLOSES $587,500 BROKERED PRIVATE PLACEMENT

Emgold Mining Corporation (EMR-TSX Venture) is pleased to announce the closing of a brokered private placement of 2,350,000 units at a price of $0.25 per unit, for gross proceeds of $587,500 on December 20, 2002. Each Unit is comprised of one ~~flow-through~~ common share and one non-transferable common share purchase warrant. Each whole share purchase warrant will entitle the holder to purchase one additional common share of Emgold until December 20, 2003, at an exercise price of $0.30.

Canaccord Capital Corporation received a cash commission of 8% and a non-transferable Broker Warrant exercisable to purchase 470,000 common shares of Emgold until December 20, 2003, at an exercise price of $0.30 per share.

The shares, share purchase warrants, Broker Warrant and any shares issued upon exercise of the share purchase warrants or Broker Warrant with respect to this private placement are subject to a four month hold period expiring April 21, 2003, and may not be traded except as permitted by the *British Columbia Securities Act* and the Rules made thereunder and the TSX Venture Exchange.

Proceeds from the private placement will be used for the further development of the Idaho-Maryland Gold Property in Grass Valley, California including property payments, administrative, legal, accounting and audit costs as well as for general corporate purposes and working capital. Emgold with AMEC E&C Services Ltd. are currently completing a scoping study to define a development plan including surface drilling and underground exploration and development programs for the Idaho-Maryland. Emgold is currently preparing applications for drilling permits to complete a 15,000 to 20,000 foot diamond drill program to test near surface exploration targets in the Eureka and Upper Idaho areas of the Idaho-Maryland.

William J. Witte, P. Eng.
President and CEO

Tel: (604) 687-4622 Fax: (604) 687-4212
Toll Free: 1-888-267-1400